

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 27, 2017

Timothy J. Riddle
The Chartwell Funds
1205 Westlakes Drive
Suite 100
Berwyn, PA 19312

Re: The Chartwell Funds, File Nos. 333-216993; 811-23244

Dear Mr. Riddle:

On March 29, 2017, you filed on behalf of The Chartwell Funds ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), to register common shares of the Berwyn Fund, Berwyn Income Fund, Chartwell Mid Cap Value Fund, Chartwell Short Duration High Yield Fund, Chartwell Small Cap Value Fund, and Chartwell Small Cap Growth Fund ("Fund" or together, "Funds").

We have reviewed the filing and have the following comments.

General Comments

1. We note that substantial portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. In particular, for each Fund, please provide a completed fee table for staff review prior to seeking effectiveness.

3. Many of the comments apply to all Funds. Please respond to comments and make disclosure changes, as applicable, in the prospectus for each Fund.

Preliminary Prospectus- Berwyn Fund

Fees and Expenses of the Fund

4. On page 1, footnote 2 describes a contractual fee waiver and the advisor's ability to seek reimbursement of fees waived, "for a period ending three full fiscal years after the date of the waiver or payment." Please revise the footnote as the staff's position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. *See* Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, paragraph 8 ("FAS 5") and FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 36 ("CON 6"). *See also*, AAG 8.07 (2014).

5. In regards to footnote 2 on page 1, please confirm any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of

recapture. *See* 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.
Please apply comment to all Funds.

Principal Investment Strategies

6. Page 3 states, "The expenses associated with investing in ETFs are typically lower than the expenses associated with investing in individual stocks." Please confirm to the staff the accuracy of such statement. We note that page 5 states, "Investing in ETFs, which are investment companies, involves duplication of advisory fees and certain other expenses." Please apply any disclosure changes to all Funds.

Preliminary Prospectus- Chartwell Mid Cap Value Fund

Principal Investment Strategies

7. The disclosure on page 16 indicates that the advisor considers a company to be a mid-capitalization company if it has a market capitalization of between $2 and $25 billion. Explain supplementally why the Registrant considers a company with a market capitalization in this range to be a mid-capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use this range? *See* FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Principal Risks of Investing

8. On page 17, "Small-Cap and Mid-Cap Company Risk" is described as a principal risk to the Fund. Please include disclosure in the principal strategy reflecting the Fund's investments in small-cap companies or remove the disclosure from principal risks regarding such investments. In addition, please revise subsequent risk disclosure, including the chart on page 40, to reflect this comment. We note that the Fund has adopted a policy to invest at least 80% of net assets in common stocks of mid-capitalization U.S. companies.

9. Please confirm to the staff the Fund's investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Preliminary Prospectus- Chartwell Small Cap Value Fund

Principal Investment Strategies

10. The disclosure on page 28 indicates that advisor considers a company to be a small-capitalization company if it has a market capitalization of $2.5 billion or lower at the time of investment. Explain supplementally why the Registrant considers a company with a market capitalization of less than $2.5 billion to be a small-capitalization company. Are there industry indices, classifications used by rating organizations, or definitions used in financial publications that use this range? *See* FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

11. Please confirm to the staff the Fund's investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Timothy J. Riddle
April 28, 2016

Prior Performance for Similar Accounts Managed by the Advisor

12. On pages 48 to 50, in connection with three of the Funds, the disclosure shows performance for a composite of private accounts managed by the advisor. For the Chartwell Small Cap Value Fund composite and the Chartwell Mid Cap Value composite, the disclosure indicates that certain small accounts and non-fee paying accounts are excluded from the composite. Supplementally, explain why certain substantially similar accounts were excluded from the composites and represent that the exclusion of accounts would not materially affect the performance or otherwise cause the performance to be misleading.

13. For each of the three Funds discussed in this section, represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

14. For each Fund discussed in this section, if the standardized SEC method is not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

15. For each Fund discussed in this section, disclose that the net returns shown in the chart reflects returns net of all actual fees and expenses including any sales loads relating to the accounts. The presentation may exclude custodial fees as long as this exclusion is disclosed.

Preliminary Prospectus- Chartwell Small Cap Growth Fund

Investment Objective

16. The Fund's investment objective appears incomplete (disclosure is bracketed). Please complete the required disclosure.

Fees and Expenses of the Fund

17. Please provide a completed fee table for staff review. Please also confirm that any waiver reflected in the table must last at least one year from the effective date of the registration statement.

18. The Fund's investment objective appears incomplete (disclosure is bracketed). Please complete the required disclosure.

Principal Investment Strategies

19. The Fund considers a company to be a small-capitalization company if it has a market capitalization within the range of the companies in the Russell 2000 Growth Index. Please disclose, as of a recent date, the market capitalization range of the companies in that index.

20. Please confirm to the staff that the Fund's investments in foreign issuers will not include significant investments in issuers in emerging markets. Otherwise, please include emerging markets risk among principal risks.

Principal Risks of Investing

21. On page 9, "Small-Cap and Mid-Cap Company Risk" is described as a principal risk to the Fund. Please include disclosure in the principal strategy reflecting the Fund's investments in mid-cap

companies or remove the disclosure from principal risks regarding such investments. We note that the Fund has adopted a policy to invest at least 80% of net assets in common stocks of small-capitalization U.S. companies.

<u>Prior Performance for Similar Accounts Managed by the Advisor</u>

22. On page 10, the disclosure shows performance for a composite of private accounts managed by the advisor. The disclosure indicates that certain small accounts and non-fee paying accounts are excluded from the composite. Supplementally, explain why certain substantially similar accounts were excluded from the composites and represent that the exclusion of accounts would not materially affect the performance or otherwise cause the performance to be misleading.

23. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

24. Please disclose that the net returns shown in the chart reflects returns net of all actual fees and expenses including any sales loads relating to the accounts. The presentation may exclude custodial fees as long as this exclusion is disclosed.

Statement of Additional Information

25. Page 31 states, that as a fundamental policy no Fund may, "Purchase or sell commodities or commodity futures contracts, puts, calls and straddles." However, page 5 also provides additional fundamental policies on commodities. Please review and remove any duplicative policies.

26. On page 35, we note disclosure that the Board has an Interested Trustee as Chairman. Please state whether there is a lead independent trustee and, if so, describe that person's role in the leadership of the Board. *See* Item 17(b) of Form N-1A.

27. The SAI includes many blank or incomplete disclosures. Please revise and note we may have additional comments.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Timothy J. Riddle
April 28, 2016

        If you have any questions about these comments, please call me at (202) 551-6760.

                        Sincerely,

                        /s/ Jeffrey A. Foor

                        Jeffrey A. Foor
                        Senior Counsel

cc: Alan R. Gedrich, Esq.
         Stradley Ronon Stevens & Young, LLP